

Mail Stop 3561

August 29, 2016

Michael A. Correale
Chief Financial Officer
Party City HoldCo Inc.
80 Grasslands Road
Elmsford, NY 10523

>   **Re: Party City HoldCo Inc.
>   Form 10-K for the fiscal year ended December 31, 2015
>   Filed March 14, 2016
>   File No. 001-37344**

Dear Mr. Correale:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 38

1. Please revise your discussion of results of operations to provide more insight to your investors on the underlying causes of increases or decreases in the components of net income. When you identify intermediate causes of changes in revenues, such as an increase in transaction dollar size or transaction count, please provide your readers with insight into the underlying drivers of those changes. As another example, on page 39 you explain that the increase in international wholesale sales reflects higher sales of party

goods in Australia and Europe. Please explain why sales increased in Australia and Europe.

Exhibits 31.1 and 31.2

2. We note that paragraph 1 of your Section 302 Certification states that the principal executive and financial officers have reviewed this quarterly report on Form 10-K. Please confirm that referring to the report as a quarterly report was an error and you meant your annual report on Form 10-K. Please ensure that future certifications appropriately identify the report with which they are filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products